Report of Independent Accountants

To the Board of Directors and Stockholders of Delta Parts, Inc.

In connection with our audits of the financial statements of Delta Parts, Inc. as of December 31, 1994 and 1995 and for the period from inception (August 9, 1993) through December 31, 1993, and for each of the two years in the period ended December 31, 1995, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.




                                           Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
September 20, 1996, except as
to Note 3, Financing Agreements,
and Note 10, Contingency,
for which the date is
October 14, 1996